Exhibit 99.1

Update to the Proxy Statement For The Annual General Meeting Of Shareholders To Be Held On July 14, 2022

Netanya, Israel, July11, 2022 – RADA Electronic Industries Ltd. (NASDAQ: RADA & TASE: RADA) updated  today its Proxy Statement.

In connection with annual general meeting of shareholders of RADA Electronic Industries Ltd.  to be held on 10:00 a.m. (Israel time) on Thursday, July 14, 2022 (the “Meeting”), the Company is clarifying the following information relating to its stock option plans:

The number of options available for grant if the option grants subject to shareholder vote at the Meeting are approved, will be 152,992.

The number of granted but unexercised options to be outstanding if the option grants subject to shareholder approval at the Meeting are approved will be 5,347,694.

The exercise price for all of the option grants subject to shareholder approval at the Meeting will be increased to US$9.80 from US$9.503.

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets which include active military protection (SHORAD, C-RAM), counter-UAS missions, critical infrastructure protection and border surveillance.

Company Contact: Avi Israel, CFO Tel: +972-76-538 6200 mrkt@rada.com www.rada.com	Investor Relations Contact: GK Investor Relations Ehud Helft Tel: 1 212 378 8040 rada@gkir.com